On December 8, 2010, the Board of Trustees approved a resolution to reorganize Calvert Short-Term Government Fund ("Acquired Fund") into Calvert Government Fund ("Acquiring Fund"). The reorganization involved a transfer of all of the assets of the Acquired Fund for shares of the Acquiring Fund and the assumption of the liabilities of the Acquired Fund.  Shareholders of the Acquired Fund voted to approve the reorganization on April 15, 2011, and the merger took place at the close of business on April 29, 2011.